EQV Ventures Acquisition Corp. II

1090 Center Drive

Park City, UT 84098

June 26, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Peter McPhun, Mark Rakip, Stacie Gorman and Mary Beth Breslin

Re:	EQV Ventures Acquisition Corp. II
Registration Statement on Form S-1
File No. 333-287926

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, EQV Ventures Acquisition Corp. II (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”), initially filed by the Company with the U.S. Securities and Exchange Commission on June 10, 2025, to 4:00 p.m., Eastern Time, on July 1, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Julian Seiguer, P.C., of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3334, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Tyson Taylor
Tyson Taylor
President and Chief Financial Officer